Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit of

US$54.6 million for Q4 Fiscal Year 2017 and US$248.6

million for the full year ended 31 March 2017

James Hardie today announced results for the fourth quarter of fiscal year 2017 and the full year ended 31 March 2017:

●

Group Adjusted net operating profit of US$54.6 million for the quarter and US$248.6 million for the full year, a decrease of 6% for the quarter and an increase of 2% for the full year, compared to the prior corresponding periods (“pcp”);

●	Group Adjusted EBIT of US$77.1 million for the quarter and US$354.3 million for the full year, a decrease of 8% for the quarter and an increase of 1% for the full year, compared to pcp;
●	Group net sales of US$494.3 million for the quarter and US$1,921.6 million for the full year, an increase of 13% and 11%, respectively, compared to pcp;
●	North America Fiber Cement Segment volume for the quarter and full year increased 12% and 13%, respectively, compared to pcp;
●	North America Fiber Cement Segment net sales of US$387.7 million for the quarter and US$1,493.4 million for the full year, an increase of 12% for the quarter and full year, compared to pcp;
●	North America Fiber Cement Segment EBIT margin of 19.6% for the quarter and 23.0% for the full year; and
●	International Fiber Cement Segment EBIT margin of 23.0% for the quarter and 23.1% for the full year.

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement Segment delivered strong top-line performance as fourth quarter and full year net sales were both up 12% versus prior corresponding periods. The volume and net sales growth was driven by underlying market growth and continued improvement in our commercial execution resulting in improved market penetration.

“During the year we significantly increased our manufacturing capacity with the addition of four new brownfield lines that will drive a high, longer term, return on capital for the company. However, this capacity growth created challenges for our North America manufacturing network as we accelerated commissioning of new capacity and overall performance of the network lagged fiscal year 2016 performance. These increased manufacturing costs along with increased investment in marketing development programs, in both the quarter and full year, resulted in EBIT decreasing 2% and 11% for the full year and fourth quarter, respectively. Improving the performance of our North America manufacturing network remains a key focus for the business going forward.”

He added, “Within our International Fiber Cement business, net sales increased 18% for the fourth quarter and 9% for the full year. Furthermore, EBIT increased 21% for the quarter and 22% for the full year. This strong performance was driven by our Australian and New Zealand businesses net sales growth and the non-recurrence of Carole Park start-up costs reported in the prior corresponding periods.”

Mr. Gries concluded, “Our group results for the full year reflected strong top line growth and cash generation, and $276.6 million returned to shareholders through dividends and share buybacks, while EBIT margin and Adjusted NOPAT were below internal expectations as North America incurred higher production costs as we continued to increase our capacity.”

Outlook

We expect the modest market growth and more prolonged recovery of the US housing market to continue into fiscal year 2018. The single family new construction market and repair and remodel market are expected to grow similar to the year-on-year growth experienced in fiscal year 2017. The Company expects new construction starts between approximately 1.2 and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be in our stated target range of 20% to 25% for fiscal year 2018. This expectation is based upon the Company continuing to drive improved operating performance in its plants, stable exchange rates and input cost trends.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia. Similarly, growth in the New Zealand business is expected into fiscal year 2018.

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2017 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement; (ii) International Fiber Cement; (iii) Other Businesses; and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment; and (ii) business development, including some non-fiber cement operations, such as our Windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has revised its historical segment information at 31 March 2016 and for the fourth quarter and full year ended 31 March 2016 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 14 of our condensed consolidated financial statements for further information on our segments.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the fourth quarter and full year ended 31 March 2017.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Definition and Other Terms” included in the Company’s Management’s Analysis of Results for fourth quarter and full year ended 31 March 2017.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2017; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Jason Miele

Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au